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03024288

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Slovnaft A.S.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3721 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/2/03

PRICEWATERHOUSECOOPERS

SLOVNAFT, a.s.

82-3721

Consolidated financial statements for the year ended 31 December 2002

Prepared in accordance with International Financial Reporting Standards, including International Accounting Standards

March 2003

Introduction

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and its interpretations issued by the IASB for the year ended 31 December 2002 for Slovnaft, , a.s. ("the Company") and its subsidiary undertakings (together "the Group").

The comparative consolidated balance sheet at 31 December 2001 and related consolidated statements of income, changes in equity and cash flows for the year then ended were audited by the Company's auditors. Their report dated 18 March 2002 expressed an unqualified opinion on the consolidated financial statements from which these comparatives were derived.

Slovnaft, a.s. was incorporated in Slovakia as a joint stock company on 1 May 1992. Prior to that date it was a state owned enterprise. The Company is limited by shares and was set up in accordance with Slovak regulations. The company has its primary listing on the Bratislava stock exchange, with further listings in Luxembourg.

Principal activity

The Group's principal activity is the processing of crude oil and distribution and sale of refined products.

Employees

The average number of employees of fully consolidated companies including Slovnaft, a.s. during the year ended 31 December 2002 was 5,112 (31 December 2001: 6,550).

Reporting currency

These consolidated financial statements have been presented in millions of Slovak Crowns ("Sk million").

Registered address

The Company's registered address is:
Vlčie hrdlo
824 12 Bratislava
Slovak Republic



PricewaterhouseCoopers
Slovensko, s.r.o.
Hviezdoslavovo nám. 20
815 32 Bratislava
Slovak Republic
Telephone +421 (0) 2 5441 4101
Facsimile +421 (0) 2 5441 4102

Report of the independent auditors to the shareholders of Slovnaft, a.s.

We have audited the accompanying consolidated balance sheet of Slovnaft, a.s. (the Company) and its subsidiaries (the Group) as of 31 December 2002, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly in all material respects the financial position of the Group as of 31 December, 2002, and the results of its operations, changes in equity and cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers
Bratislava, Slovak Republic

21 March 2003

VAT Reg. No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIČ) 35739347/600
Spoločnosť je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vložkou č. 16611/B.
The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

Slovnaft, a.s.
Consolidated balance sheet

(in millions of Slovak crowns)	Notes	31 December 2002	31 December 2001
ASSETS			
Non-current assets			
Equity investments	1, 2	**929**	1,260
Deferred income tax assets	11	**267**	262
Accounts receivable		**62**	75
Property, plant and equipment	3	**36,139**	36,820
Goodwill and negative goodwill	4	**322**	(89)
Total non-current assets		**37,719**	38,328
Current assets			
Inventories	5	**4,709**	4,648
Receivables and prepayments	6	**7,680**	7,892
Available for sale financial assets	7	**49**	49
Cash and cash equivalents		**3,002**	1,639
Total current assets		**15,440**	14,228
Total assets		**53,159**	52,556
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shares	13	**20,625**	20,625
Share premium		**3,649**	3,649
Retained earnings and translation reserve		**13,351**	11,490
Total capital and reserves		**37,625**	35,764
Minority interest	15	**1**	23
Non-current liabilities			
Borrowings	8	**2,260**	6,888
Provisions	9	**671**	269
Deferred income	10	**747**	733
Accounts payable		**14**	20
Total non-current liabilities		**3,692**	7,910
Current liabilities			
Trade and other payables	12	**10,803**	7,099
Borrowings	8	**684**	1,760
Provisions	9	**354**	-
Total current liabilities		**11,841**	8,859
Total liabilities		**15,533**	16,769
Total equity and liabilities		**53,159**	52,556

The consolidated financial statements on pages 4 to 36 were approved by the Board of Directors on 21 March 2003 and were signed on its behalf by:

Slavomir Hatina
Chairman of the Board of Directors

Vratko Kassovic
Member of the Board of Directors
Managing Director

Heimo Tomann
Chief Financial Officer

Slovnaft, a.s.
Consolidated income statement

(in millions of Slovak crowns)	Notes	Year ended 31 December 2002	Year ended 31 December 2001
Sales	16	65,317	72,476
Cost of sales	17	(50,403)	(55,183)
Gross profit		14,914	17,293
Distribution costs	17	(1,034)	(1,142)
Other expenses	17	(10,653)	(10,094)
Operating profit	25	3,227	6,057
Income from investments	19	101	103
Finance revenues / (costs) and net foreign exchange differences	20,21	864	(1,283)
Profit before taxation	22	4,192	4,877
Taxation	22	(1,160)	(1,714)
Profit after taxation		3,032	3,163
Minority interest	15	22	(5)
Net profit	23	3,054	3,158
Earnings per share (Sk per share)	23	148.0	153.1

Slovnaft, a.s.

Consolidated statement of changes in equity

(in millions of Slovak crowns)	Notes	Share capital	Share premium	Translation reserve	Retained earnings	Total
Balance at 1 January 2001 as restated due to IAS 39 adoption		20,625	3,649	(12)	8,946	33,208
Net profit for the year		-	-	-	3,158	3,158
Transaction under common control		-	-	-	(18)	(18)
Translation differences		-	-	(31)	-	(31)
Dividends payable		-	-	-	(553)	(553)
At 31 December 2001		20,625	3,649	(43)	11,533	35,764
Net profit for the year		-	-	-	3,054	3,054
Translation differences		-	-	3	-	3
Dividends payable		-	-	-	(1,196)	(1,196)
At 31 December 2002		20,625	3,649	(40)	13,391	37,625

Slovnaft, a.s.

Consolidated cashflow statement

(in millions of Slovak crowns)	Notes	Year ended 31 December 2002	Year ended 31 December 2001
Operating activities			
Cash generated from operations	25	10,431	8,128
Interest paid		(305)	(1,092)
Interest received		117	225
Income tax (paid)		(692)	(1,966)
Net cash from operating activities		9,551	5,295
Investing activities			
Acquisition of subsidiaries, net of cash acquired		(458)	(806)
Purchase of investments in equity accounted subsidiaries and associates		-	(10)
Dividends received from equity accounted subsidiaries and associates	2	129	70
Proceeds from the sale of investments		121	40
Purchase of property, plant and equipment	16	(2,429)	(1,275)
Proceeds from disposals of available for sale financial assets		-	30
Proceeds from the sale of property, plant and equipment		188	169
Other income from investments		108	1
Government grants received	10	68	69
Net cash used in investing activities		(2,273)	(1,712)
Financing activities			
Proceeds from long-term borrowings		269	3,715
Repayments of long-term borrowings		(3,384)	(13,097)
Proceeds from short-term borrowings		18 761	14,774
Repayments of short-term borrowings		(19,794)	(15,990)
Dividends paid to minority interest		-	(1)
Dividends paid to ordinary shareholders		(1,191)	(548)
Net cash flow from foreign exchange losses		(576)	(32)
Net cash used in financing activities		(5,915)	(11,179)
Net increase / (decrease) in cash and cash equivalents		1,363	(7,596)
Cash and cash equivalents at the beginning of the year		1,639	9,235
Cash and cash equivalents at the end of the year		3,002	1,639

The principal accounting policies adopted in the preparation of these consolidated financial statements, which have been applied consistently, are as follows:

(a) Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with and comply with International Financial Reporting Standards including International Accounting Standards ("IAS") issued by the International Accounting Standards Committee. The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The Group adopted IAS 39 *Financial Instruments: Recognition and Measurement* in 2001. The financial effects of adopting these standards were reported in the previous year's consolidated financial statements.

(b) Group accounting

1) Subsidiary undertakings

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions and balances are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Subsidiaries are accounted for under the equity method only when their impact in aggregate is not significant. Such subsidiaries if fully consolidated would not change consolidated total assets by more than 4%. (Notes 1 and 2). The Group's investment in equity method consolidated undertakings does not include goodwill as these were founded by the Company.

2) Associated undertakings and joint ventures

Associated entities in which the Company has a significant but not a controlling influence are accounted for using the equity method (Note 2). Significant influence is usually evidenced by the Company owning directly or indirectly between 20% and 50% of the voting share capital.

Joint ventures in which the Company has a joint controlling influence are accounted for using the equity method due to their minor impact on the consolidated financial statements (Note 2).

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of that undertaking.

(b) Group accounting (continued)

3) Foreign currency translations

Income statements of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the period and balance sheets are translated at the exchange rates ruling on the balance sheet date. Exchange differences arising from the retranslation of the net investment in foreign subsidiary and associated undertakings are taken to shareholders' equity. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as part of the gain or loss on sale.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

A listing of the Group's subsidiaries, associates and joint ventures is set out in Note 1. The financial effect of acquisition of subsidiaries and associates is shown in Note 2.

(c) Property, plant and equipment

Property, plant and equipment other than land are carried at cost less accumulated depreciation and any impairment losses. Cost includes all costs directly attributable to bringing the asset to working condition for its intended use, and borrowing costs directly attributable to the construction of that asset, to the extent that they accrue in respect of the period of construction.

Land owned at the date of incorporation has been stated at the values attributed to it in the legislation which transferred ownership to the Group. These values are treated as cost. Other land is carried at cost less any impairment losses. Land is not depreciated.

Depreciation is recorded by a charge to income computed on a straight line basis so as to reduce the cost of the assets to their estimated residual values over their remaining useful economic lives. The useful economic lives used are as follows:

	Years
Buildings	30 - 40
Plant and machinery	8 - 15
Other fixed assets	4 - 8

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

(c) *Property, plant and equipment (continued)*

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

(d) Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition

Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. Goodwill is amortised over a maximum period of 15 years.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately. If an undertaking is subsequently divested, the appropriate negative goodwill is accounted for through the income statement in the period of disposal, as part of the calculation of gain or loss on divestment.

(e) Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows

(f) Investments

The Group classified its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period the Group did not hold any investments in this category. During the period the Group did not hold any trading investments.

(f) Investments (continued)

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using first in, first out method. Cost of work in progress and finished goods inventories includes materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses

(i) Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments.

(k) Share capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds.

Dividends on ordinary shares are recognised in equity in the period in which they are declared.

(l) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

(m) Deferred income tax

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from different tax and carrying values of property, plant and equipment, and unrealised foreign exchange differences which are not tax deductible under the Slovak legislation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) Employee benefits

Contributions are made to the Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the year, based on gross salary payments. The cost of social security payments is charged to income in the same period as the related salary cost. The Group has no obligation to contribute to these schemes beyond the statutory rates in force.

(n) Employee benefits (continued)

The Group operates an unfunded defined long-term benefit program comprising lump-sum post-employment, long-term loyalty and jubilee benefits defined in the Collective Agreement. The benefit liability is presented in provisons.

(o) Government grants relating to purchase of property, plant and equipment

Government grants relating to the purchase of property, plant and equipment are included in non current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(p) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Environmental liabilities are recognised in respect of obligating events, i.e. settlement of the obligation can be enforced by law; or the event creates valid expectations in other parties that the enterprise will discharge the obligation and the outcome can reasonably be estimated.

Termination benefits provision comprises employee termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance. Termination payments falling due more than 12 months after balance sheet date are discounted to present value.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, or on the performance of services. Sales are shown net of value added taxes and discounts, and after eliminating sales within the Group.

Other revenues earned by the Group are recognised on the following bases:

Interest income – on an effective yield basis.
Dividend income – when the Group's right to receive payment is established.

(r) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(1) Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of: changes in commodity prices, foreign currency exchange rates and loan interest rates. Risk management is centralised and carried out by the Treasury department of Slovnaft, a.s.

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising mainly from purchase of crude oil and sale of oil and petrochemical products. Since the crude oil and the refinery products are priced in USD and petrochemical products are priced in EUR, the net currency exposure is in USD.

In order to ensure the currency match of the real cash-flow, the Group has short-term FX swaps.

As of 31 December 2002, the fair value of Group's open position for cash flow hedging is Sk 200 mil. The Group has no open position in respect of commodity contracts.

In case of expected exposure on different currencies the Group uses short-term forward contracts.

(ii) Interest rate risk

The Group's operating income and operating cash flows are substantially independent of changes in market interest rates. As of 31 December 2002, the Group has Sk 2,944 mil borrowings majority of which have floating interest rates. As Group has no significant interest-bearing assets, therefore the Group has no interest rate hedging instruments in place at 31 December 2002.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history and credit risk does not exceed the acceptable level. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit lines in order to serve the dynamic nature of the underlying business. Group Treasury has available, committed credit lines of Sk 9,806.3 mil.

(2) Accounting for derivative financial instruments

Derivative financial instruments, mainly short term foreign exchange contracts, are initially recognised in the balance sheet at cost (including transaction costs) and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Changes in the fair value of derivatives are included in income.

(2) Accounting for derivative financial instruments (continued)

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in income statement.

(3) Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based where possible on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Where quoted market prices are not available the fair value is determined using appropriate valuation models. The fair value of embedded derivatives is determined using appropriate valuation models.

Available-for-sale investments represent shares in other undertakings. All investments are expected to be realised within twelve months of the balance sheet date. They are valued at cost as they do not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are unworkable.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

1 Group structure

Principal subsidiaries, joint ventures and associates at 31 December 2002 were as follows:

Name	Country of incorporation	Effective ownership %	Method of consolidation	Principal activity
Subsidiaries consolidated by full method				
Slovnaft Česká republika, s.r.o. .[1]	Czech Republic	100.0	Full	Wholesale and retail
Slovnaft Montáže a opravy, a.s. .[2]	Slovakia	100.0	Full	Repairs & maintenance
Apollo Oil Rohstoffhandels GmbH	Austria	67.0	Full	Crude oil trading
Slovnaft Polska SA	Poland	100.0	Full	Wholesale and retail
MOL Slovensko, s.r.o.	Slovakia	100.0	Full	Wholesale and retail
Subsidiaries consolidated using equity method				
Benatech, a.s.	Slovakia	100.0	Equity	Non-core assets rental and disposal
Slovfin o.c.p., a.s. (in liquidation)	Slovakia	100.0	Equity	-
SWS s.r.o.	Slovakia	51.2	Equity	Transport support services
Slovnaft Trans, a.s.	Slovakia	100.0	Equity	Transport
Slovnaft Ukrajina	Ukraine	89.0	Equity	Wholesale
UkrSlovnaft s.r.o.	Ukraine	84.6	Equity	Retail
Slovnaft VURUP, a.s.	Slovakia	100.0	Equity	Research & development
Slovnaft Rekreacentrum, a.s.	Slovakia	100.0	Equity	Operation of recreation facilities
Slovnaft Supply & Trading s.r.o. (in liquidation)	Slovakia	100.0	Equity	-
CHZP Apollo	Slovakia	51.0	Not consolidated	Health insurance
Associates				
Messer Slovnaft s.r.o.	Slovakia	49.0	Equity	Production of technical gases
Chemia, a.s.	Slovakia	49.0	Equity	Services
Petrimex, a.s. (in liquidation)	Slovakia	33.2	Not consolidated	-

(1) Slovnaft Česká republika, s.r.o. is a legal successor of merged Slovnaft Moravia, s.r.o. and Slovnaft CS, a.s. effective from 1 January 2002

(2) Slovnaft Somea and Slovnaft Elektroservis (equity consolidated subsidiaries) were merged into Slovnaft Montráže a Opravy, a.s. effective from 1 October 2002

The activities of the undertakings shown above are for the most part connected with the principal activity of the Group.

All of Slovnaft's subsidiary and associate undertakings are unlisted. All holdings are in the ordinary share capital of the undertaking concerned.

CHZP Apollo - Health Insurance Company is not included by full consolidation but is presented within Other Investments at nil value, because it is a non-profit making organisation from which no return is expected and to which there are no ongoing obligations.

1 Group structure (continued)

During the year Slovnaft, a.s. acquired 100 % shareholding in MOL Slovensko, s.r.o. for a cash consideration of Sk 1,145 millions from MOL Rt, a shareholder of Slovnaft, a.s.

As a consequence of the above acquisitions goodwill arose:

(in millions of Slovak crowns)	Note	
Cash consideration for MOL Slovensko, s.r.o.		1, 145
Less net assets acquired		(810)
Goodwill	4	(335)

2 Equity investments and joint ventures

(in millions of Slovak crowns)	Subsidiary Undertakings	Joint venture Undertakings	Associated Undertakings	Total 31 December 2002	Total 31 December 2001
1 January 2002	798	102	360	1,260	1,353
Disposals	(37)	(68)	-	(105)	-
Dividends paid	(47)	(58)	(24)	(129)	(70)
Group share of profit (Note 19)	59	24	4	87	83
Changes in scope of consolidation	(24)	-	-	(24)	-
Share capital decrease	(2)	-	(141)	(143)	-
Other movements	(20)	-	34	14	45
Transfer from PP&E (Note 3)	-	-	-	-	291
Impairment loss (Note 17)	-	-	-	-	(400)
Group share of income tax (Note 22)	(19)	-	(12)	(31)	(42)
31 December 2002	708	-	221	929	1,260

The Group's principal subsidiary, joint venture and associate undertakings are set out in Note 1.

During the year the Group disposed its interest in Slovnaft Reprografia, s.r.o., Slovnaft SENES, s.r.o., Priemyselné zdravotnícke centrum Slovnaft, a.s..

During the year the Group disposed of its 50% interest in joint venture, Slovpack, s.r.o. which provides products and services in the packing industry.

3 Property, plant and equipment

(in millions of Slovak crowns)	Land	Buildings	Plant and machinery	Other fixed assets	Capital work in progress	Total
Year ended 31 December 2002						
Net book value 1 January 2002	4,573	14,460	16,142	540	1,105	36,820
Acquisition of subsidiaries	211	486	139	1	27	864
Acquisitions as a result of merger of equity consolidated entities	-	3	9	-	7	19
Additions	-	-	-	-	2,244	2,244
State grants for the year (Note 10)	-	-	-	-	68	68
Taken into use	20	233	653	138	(1,044)	-
Transfer from inventories	-	188	-	-	-	188
Disposals	(86)	(65)	(57)	(39)	(77)	(324)
Depreciation charge (Note 17, 25)	-	(566)	(2,685)	(234)	-	(3,485)
Impairment loss (Note 25)	-	(134)	(88)	-	21	(201)
Foreign exchange effects	(13)	(24)	(14)	(1)	(2)	(54)
Closing net book value at 31 December 2002	**4,705**	**14,581**	**14,099**	**405**	**2,349**	**36,139**
At 31 December 2002						
Costs	4,713	20,931	35,108	1,896	2,317	64,965
Accumulated depreciation and impairment loss	(8)	(6,350)	(21,009)	(1,491)	32	(28,826)
Net book value at 31 December 2002	**4,705**	**14,581**	**14,099**	**405**	**2,349**	**36,139**
Year ended 31 December 2001						
Net book value 1 January 2001	4,694	14,881	18,427	756	766	39,524
Additions	-	-	-	-	1,379	1,379
State grants for the year (Note 10)	-	-	-	-	69	69
Taken into use	10	196	680	192	(1,078)	-
Transfers	-	20	18	(38)	-	-
Disposals	(20)	(38)	(62)	(63)	(51)	(234)
Depreciation charge (Note 17,25)		(544)	(2,783)	(315)	-	(3,642)
Impairment loss (Note 25)	(1)	(17)	(94)	-	15	(97)
Foreign exchange effect	12	61	26	8	5	112
Transfer to equity consol. Subsidiaries (Note 2)	(122)	(99)	(70)	-	-	(291)
Closing net book value at 31 December 2001	4,573	14,460	16,142	540	1,105	36,820
At 31 December 2001						
Costs	4,581	20,178	34,539	1,835	1,093	62,226
Accumulated depreciation and impairment loss	(8)	(5,718)	(18,397)	(1,295)	12	(25,406)
Net book value at 31 December 2001	4,573	14,460	16,142	540	1,105	36,820

3 Property, plant and equipment (continued)

Leased assets

Property, plant and equipment includes machinery acquired under finance leases:

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Cost	58	58
Accumulated depreciation	(30)	(12)
Net book value	28	46

Transfer of assets from equity consolidated subsidiaries and associates

Property, plant and equipment increased by Sk 19 million due to merger of Slovnaft Somea and Slovnaft Elektroservis, equity consolidated companies, with Slovnaft Montáže a Opravy, fully consolidated subsidiary.

Impairment losses

Certain storage facilities (terminals) owned by Benatech and Slovnaft were fully impaired during previous periods. Future sale and resulting recoverable amount of these assets is uncertain. Due to this reason impairment loss recognised previously remained unchanged.

Following the decision of the Board of Directors from June 2002 to terminate the production of base oils used for the production of lubricants the Group recognised an impairment loss of Sk 248 million related to the property, plant and equipment used in the production of these base oils.

State grants

Property, plant and equipment includes assets with carrying value of Sk 747 million financed from state grants (Note 10). Part of these assets with carrying value of Sk 309 million are in the course of construction and the rest are currently used for commercial purposes. All of these assets are currently owned by the Company and were designed and constructed to serve State Authorities, including military forces, in state emergencies. In such situations title to these assets may be restricted.

4 Goodwill and negative goodwill

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Opening net book value	(89)	(126)
Additions (Note 1)	335	(528)
Amortisation for the period (Notes 17 and 25)	76	565
Closing net book value	322	(89)

Goodwill		
At cost	335	(811)
Accumulated amortisation	(13)	722
Net book value	322	(89)

The negative goodwill arose primarily on the acquisition of shares in Slovnaft Benzinol, a.s. in April 1995, November 1997, April 2001 and on capital transactions in November 1998.

Sk 89 million of the negative goodwill, related to the environmental provisions recognised during the year (Note 9) attributable to the Slovnaft Benzinol, a.s. minority share acquisition plan,was charged to income.

5 Inventories

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Raw materials	1,555	1,571
Work in progress and semi-finished products	1,623	1,491
Finished goods	1,531	1,586
	4,709	4,648

Raw materials inventories are shown after provisions for obsolete and slow-moving items of Sk 135 million (31 December 2001: Sk 132 million).

6 Receivables and prepayments

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Trade receivables	5,481	4,491
Amounts due from group undertakings accounted for on an equity basis	30	54
Income tax prepayment	14	233
Other tax receivables	1,028	1,105
Other receivables	697	1,405
Prepaid dividends to minority shareholders	-	1
Prepayments	430	603
	7,680	7,892

6 Receivables and prepayments (continued)

Trade receivables are shown after provisions for impairment of Sk 1,953 million (31 December 2001: Sk 2,023 million).

Prepayments include prepaid expenses for catalyst consumables used in the production process within one year, of Sk 345 million (31 December 2001: Sk 594 million). All amounts are receivable within one year.

7 Available for sale financial assets

(in millions of Slovak crowns)	31 December 2002	31 December 2001
At 1 January 2002	49	30
Reclassifications	-	70
Disposals	-	(51)
At 31 December 2002	49	49

These financial assets are carried at fair value.

8 Borrowings

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Borrowings include		
Bank overdrafts	66	678
Bank loans	2,601	7,171
Finance lease liability	28	46
Fair value of crude oil put options embedded in loan agreements	249	753
	2,944	8,648
Repayments fall due as follows		
Within 1 year	684	1,760
Between 1 and 2 years	2011	-
Between 2 and 5 years	249	6,888
After more than 5 years	-	-
	2,944	8,648
Finance leases liabilities - minimum lease payments		
Not later than 1year	9	21
Later than 1 year and not later than 5 years	19	30
Later than 5 years	-	-
	28	51
The present value of financial lease liabilities is as follows		
Not later than 1year	9	17
Later than 1 year and not later than 5 years	19	29
Later than 5 years	-	-
	28	46

8 Borrowings (continued)

At 31 December 2002 there is no portion of long-term borrowings repayable within one year (31 December 2001: Sk 65 million).

During the year the Group made payments of Sk 3,635 million to prepay loans, which were included in non-current borrowings at 31 December 2001.

The exposure of the borrowings of the Group to foreign currency exchange rate change is as follows:

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Slovak crown borrowings	-	-
US dollars	2,373	7,492
Euro	69	344
Czech crowns	502	354
Polish Zloty	-	458
Total borrowings	2,944	8,648

The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Within 6 months	2,695	7,878
Between 6 months and 1 year	-	17
Between 1 and 5 years	249	753
Total borrowings	2,944	8,648

At 31 December 2002 the Group has complied with the financial covenants required by the outstanding loans.

The carrying amounts and fair values of non-current borrowings are as follows:

	31 December 2002		31 December 2001	
(in millions of Slovak crowns)	Carrying amounts	Fair values	Carrying amounts	Fair values
Long term loans	2,260	2,212	6,888	6,752

8 Borrowings (continued)

The fair values are based on discounted cash flows using a discount rate based upon the borrowing rate, which the Directors expect would be available to the Group at the balance sheet date. The carrying amounts of short-term borrowings approximate their fair value.

On loans totalling Sk 2,010 million, the Group's interest rate is linked to the market price of crude oil if the market price falls below a certain level. In accordance with IAS 39, Financial instruments: Recognition and Measurement, adopted by the Group at 1 January 2001 this derivative element embedded in the loan has been separated out of the host contract and is included at fair value of Sk 249 million under borrowings with changes in fair value being included in earnings for the year.

9 Provisions for liabilities and charges

(in millions of Slovak crowns)	Termination and retirement benefits	Environmental	Other	Total
At 1 January 2002	74	184	11	269
Charged to income statement (Note 17 and 25)	492	275	(11)	756
At 31 December 2002	566	459	-	1,025
Analysis of provisions				
Non current	312	359	-	671
Current	254	100	-	354
Total	566	459	-	1,025

Termination and retirement benefits

The Group is committed to a restructuring plan approved by the Board of Directors during 2002. Restructuring process will result in termination of employment before the normal retirement date of up to 1000 employees within the next 3 years. The Group has a detailed formal plan for the termination and material changes to the plan are not likely.

Under a defined benefit program, the employees are entitled to a lump-sum payment upon old age or disability retirement dependant upon the Company's average salary and, subject to vesting conditions. No actuarial valuation was made in 2002.

Provisions of Sk 566 million were recognised in respect of termination and retirement benefits in these financial statements.

9 Provisions for liabilities and charges (continued)

Environmental provisions

The legal environmental standards and environmental policy of the Group related to service stations and storage facilities in the Slovak Republic include containment of evaporative losses on filling of the station tanks, treatment of effluent, and protection of soil and groundwater. The soil and groundwater protection measures should include double walled underground tanks, high level alarms on tanks and impermeable surfaces in loading areas.

If a station undergoes reconstruction or closure soil remediation is required if contamination exceeds national guidelines. The deadlines to meet these environmental requirements are:

- 30 June 2004 for impermeable surfaces in loading areas (Decree of the Interior Ministry No 86/99 Coll.)
- 31 December 2009 for emissions to air (Government decree No. 92/96 Coll.)

The Group operates 318 service stations in the Slovak Republic of which approximately 146 are not fully compliant with the above future environmental requirements. After recent acquisition by a strategic partner the Group completed a review of its strategy in respect of service stations. This review considered the timing requirements indicated above and management is confident that if it is not possible to ensure full compliance in line with these requirements that appropriate agreements will be made with the authorities and that no financial penalties will be incurred. Modernisation of a service station costs on average Sk 36 million and these costs are capitalised. Some smaller stations will be closed for commercial reasons and removal and clean up would cost approximately Sk 3.85 million per station.

10 Deferred income

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Opening net book value	733	750
Government grants received (Note 3)	68	69
Amortisation for the period (Notes 17 and 25)	(54)	(86)
Closing net book value	747	733

11 Deferred income tax

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Deferred tax assets	527	500
Deferred tax liability	(260)	(238)
Total	267	262

Deferred income tax is calculated on temporary differences under the liability method using the currently enacted tax rates.

11 Deferred income tax (continued)

Deferred tax assets and liabilities and the deferred tax charge in the income statement (Note 22) are attributable to the following items:

(in millions of Slovak crowns)	31 December 2001	Credited/ (charged) to income	31 December 2002
Deferred income tax assets			
Unrealised foreign exchange losses	105	(38)	**67**
Impairment loss and provisions recognition	82	270	**352**
Share capital increase transaction costs	20	(7)	**13**
Fair value of embedded derivatives	188	(126)	**62**
Effect of merger with Slovnaft Benzinol, a.s.	82	(82)	**-**
Tax losses c/f	21	(10)	**11**
Other	2	19	**21**
Deferred income tax liabilities			
Difference between tax and carrying values of property, plant and equipment	(238)	(21)	**(259)**
Net deferred income tax assets	262	5	**267**

Deferred income tax assets and liabilities are offset when the income taxes relate to the same fiscal authority.

Tax losses of certain subsidiaries to be carried forward of Sk 380 million (31 December 2001: Sk 303 million) did not qualify for deferred tax asset recognition because significant uncertainties exist in respect of availability of future taxable profits in those subsidiaries against which these losses could be utilised.

12 Trade and other payables

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Trade payables	**7,460**	4,812
Amounts due to group undertakings accounted for on the equity basis	**82**	170
Income tax payable	**229**	5
Social security and other taxes	**1,605**	589
Accrued expenses and other liabilities	**1,427**	1,523
	10,803	7,099

13 Ordinary shares

The Company's authorised share capital is 20,625,229 ordinary shares (31 December 2001: 20,625,229) with a par value of Sk 1,000 each. All of these shares are issued and fully paid.

14 Retained earnings and translation reserve

In accordance with Slovak legislation the Company distributes profit into various funds.

The Legal Reserve Fund is set up in accordance with Slovak law and is not distributable. It is created from retained earnings to cover possible future losses.

Other Funds are funded from retained profits. Funding and distribution of Other Funds must be ratified at the Annual General Meeting.

The translation reserve arises from the translation of net investments in foreign subsidiary and associated undertakings at closing rates, together with differences between income statements translated at average and closing rates.

15 Minority interest

(in millions of Slovak crowns)	31 December 2002	31 December 2001
Opening net book value	23	792
Acquisition of minority interest in Benzinol, a.s. and Slovnaft Trade, a.s.	-	(629)
Minority share of net profit of subsidiaries	(22)	5
Dividends declared	-	(145)
Closing net book value	1	23

16 Segment reporting

Primary reporting segment: business segment

The Group is organised as one business segment – the processing and distribution of products derived from crude oil – and operates in three main product groups: refined products, petrochemicals and plastics. All the Group's products are produced during an integrated production process through intermediate steps from the principal raw material, crude oil. The specific products of each group are as follows:

(a) The refined products group includes diesel fuel and gasoline, and a variety of transportation, industrial and household heating oils such as diesel oils, aviation fuel, heavy oils and liquified petroleum gases. The crude oil distillation facilities also produce vacuum and atmospheric gas oils used in the Group's other processing facilities.

(b) The petrochemicals group comprises primarily ethylene and propylene.

(c) The plastics group comprises primarily polyethylene and polypropylene for use in the construction, chemicals and printing industries.

An analysis of sales by product group is provided below:

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Refined products	53,778	58,742
Petrochemicals	3,600	5,234
Plastics	7,079	7,483
Other	860	1,017
	65,317	72,476

Secondary reporting segments: geographical segments

Revenue (in millions of Slovak crowns)		
Slovak Republic	21,067	25,349
Czech Republic	17,776	19,480
Austria	9,031	8,728
Hungary	4,578	4,139
Germany	3,437	3,470
Poland	6,517	8,025
Other	2,911	3,285
	65,317	72,476

Assets (in millions of Slovak crowns)	31 December 2002	31 December 2001
Slovak Republic	46,547	46,045
Czech Republic	3,452	3,691
Poland	1,411	1,581
Austria	61	256
Other	1,683	983
	53,154	52,556

16 Segment reporting (continued)

Capital expenditure (in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Slovak Republic	2,307	1,253
Czech Republic	80	18
Poland	42	4
	2,429	1,275

Slovak Republic is the home country of the parent company Slovnaft, a.s., which is also the main operating company. Most of the Group assets are located in the Slovak Republic.

17 Operating expenses

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Change in inventories of finished goods and work in progress	(77)	98
Raw materials and consumables used	48 822	53,741
Staff costs (Note 18)	2 438	2,164
Depreciation of property, plant and equipment (Note 3)	3,485	3,642
Impairment loss on property, plant and equipment (Note 3, 25)	201	97
Amortisation of deferred income (Note 10)	(54)	(86)
Amortisation of negative goodwill (Note 4)	(76)	(565)
Impairment loss on investments (Note 2, 25)	-	400
Repair and maintenance costs	1,188	1,377
Costs capitalized to PP&E	-	(4)
Distribution costs	1,034	1,142
Movement in provisions for bad debts and obsolete stock	(81)	(42)
Movement in provisions for bad debts in Slovnaft Moravia, s.r.o.	-	(794)
Movement in environmental and redundancy provisions (Note 9)	756	165
Other operating costs	4,858	5,539
Other operating income	(404)	(455)
Total operating expenses	62, 090	66,419
Included in cost of sales:		
Change in inventories of finished goods and working progress	(77)	98
Raw materials used	48 822	53,741
Other operating costs	1,658	1,344
	50 403	55,183

Crude oil supplies

Slovnaft, a.s. purchases crude oil under supply agreements with its subsidiary Apollo Oil Rohstoffhandels GmbH ("Apollo Oil"). Apollo Oil sources 100% of its supply of crude oil under a supply agreement with Apollo Interoil. Apollo Interoil is wholly owned by J & S Services and Investment Ltd, which holds the remaining 33% stake in Apollo Oil. Transactions between Slovnaft, a.s., and Apollo Oil, and between Apollo Oil and Apollo Interoil, are conducted on normal commercial terms.

18 Staff costs

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Wages, salaries and bonuses	1,700	1,505
Social security costs	738	659
Total staff costs (Note 17)	2,438	2,164

19 Income from investments

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Dividends received	1	1
Profit on disposal of investments	13	19
Share of profit of equity accounted subsidiaries and associates (Note 2)	87	83
	101	103

20 Net foreign exchange differences

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Net foreign exchange gains/(losses) related to loans	1,181	(305)
Net foreign exchange (losses) / gains from trading operations	(642)	140
Net foreign exchange gains / (losses)	539	(165)

21 Finance revenues / (costs)

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Interest costs	(211)	(893)
Other finance costs / (revenues)	(85)	10
Changes in fair value of crude oil put options embedded in loan agreements	504	(440)
Interest income	117	225
Net finance revenues / (costs)	325	(1,118)

22 Taxation

The income tax charge comprises the following:

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Current tax charge	1,134	932
Deferred tax (income) / charge (Note 11)	(5)	740
Share of tax of subsidiaries and associates (Note 2)	31	42
	1,160	1,714

The reconciliation between the reported income tax expense and the theoretical amount that would arise using the standard tax rates is as follows:

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Profit before taxation	4,192	4,877
Income tax at 25% (31 December 2001: 29%)	1,048	1,414
Effect of different tax rates in other countries	3	2
Effect of temporary differences not recognised in the balance sheet	87	(293)
Effect of tax loss not assessable for tax relief	15	56
Effect of utilisation of prior year tax losses carried forward	(15)	(26)
Effect of other differences:		
- income not assessable to tax	(260)	(193)
- expenses not deductible for tax purposes	247	706
- other differences	4	5
- share of taxes of associated companies	31	42
Underprovisions in respect of prior years	-	1
Income tax charge for the year	1,160	1,714

The financial years 2002 and 2001 are open to inspection by the Tax Authorities.

23 Earnings per share

	Year ended 31 December 2002	Year ended 31 December 2001
Net profit attributable to ordinary shareholders (Sk millions)	3,054	3,158
Weighted average number of ordinary shares	20,625,229	20,625,229
Earnings per share (Sk per share)	Sk 148.0	Sk 153.1

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

There are no potential ordinary shares and therefore the diluted earnings per share is the same as the basic earnings per share.

24 Dividends

Dividends payable are not recorded until they have been ratified at the Annual General Meeting. The Annual General Meeting held on 29 May 2002 approved dividends of Sk 1,196 million in respect of the financial year 2001.

25 Cash generated from operations

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Operating profit	3,227	6,057
Adjustments for:		
Depreciation of property, plant and equipment (Note 3 and 17)	3,485	3,642
Impairment loss on property, plant and equipment (Note 3 and 17)	201	97
Impairment loss on Equity investments (Note 2 and 20)	-	400
Other non-cash movements in PP&E	(136)	-
Amortisation of deferred income (Note 10)	(54)	(86)
Amortisation of goodwill and negative goodwill (Note 4)	(76)	(565)
Loss on disposal of property, plant and equipment	34	65
Increase in provisions for liabilities and charges (Note 9)	756	176
(Increase)/ decrease in receivables and prepayments	(664)	884
(Increase)/ decrease in inventories	(28)	792
Increase/(decrease) in trade and other payables	3,686	(3,334)
Cash generated from operations	10,431	8,128

Non-cash transactions

The principal non-cash transactions are:

- Depreciation and impairment loss of property, plant and equipment;
- Amortisation of negative goodwill; and
- Changes in provisions for liabilities and charges.

26 Government social security and pension schemes

The Group is required to make contributions amounting to 35% and 3% of monthly gross salaries, up to a maximum salary ceiling of Sk 32,000 and Sk 24,000 respectively per employee to obligatory Government health, retirement benefit and unemployment schemes together with contributions by employees of a further 11.8% and 1.0% up to a salary ceiling of Sk 32,000 and Sk 24,000, respectively. The Group has no obligation to contribute to these schemes beyond the statutory rates in force.

27 Commitments and contingencies

Operating leases

The Group has concluded operating lease agreement in 2001 and in 2002. The future aggregated minimum lease payments of operating leases are as follows:

(in millions of Slovak crowns)	**31 December 2002**	31 December 2001
Not later than 1year	**100**	58
Later than 1 year and not later than 5 years	99	111
Later than 5 years	-	-
	199	169
Minimum lease payments recognised in income statement for the period:	104	4

Contingent liabilities

Guarantees have been provided as follows:

(in millions of Slovak crowns)	**31 December 2002**	31 December 2001
Guarantees provided to third parties	27	36

Litigations

Mende-Rossi

Slovnaft, a.s., is the respondent to a decision made in the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of the Russian Federation. Mende-Rossi, a Soviet-Czechoslovak company, made a claim for payment of crude oil that was allegedly supplied by them to Slovnaft, a.s. The tribunal originally found in favour of Mende-Rossi and the amount of the award was approximately USD 25 million.

The Supreme Court of the Slovak Republic has decided that the Decision of the Court of Arbitration in Moscow is ineffective in the territory of the Slovak Republic. However, the plaintiff filed an extraordinary remedy against the decision. The Supreme Court of the Slovak Republic has now accepted that they do not have the authority to cancel the Decision of the Court of Arbitration in Moscow.

As a result, Slovnaft filed a suit with the District Court Bratislava II. The suit asked the District Court to order that the ruling by the International Court of Arbitration be unenforceable. The District Court combined Mende-Rosi's suit requesting enforcement with Slovnaft's into one case. On 19 November 2002, the District Court Bratislava II issued a ruling rejecting Mende-Rosi's suit requesting enforcement of the Arbitration Court's ruling.

27 Commitments and contingencies (continued)

The Ruling of the District Court Bratislava II is not yet final, because Mende-Rosi appealed it. The Regional Court in Bratislava, which will decide the dispute, has not yet ordered a hearing.

Mende-Rossi has also applied to the court in Austria to freeze an amount that OMV, A.G. owes Slovnaft. OMV has stated (in its third party declaration to the court) that at 14 June 1999 (the date of the order) it owes Slovnaft USD 418 thousand, but that at the same date Slovnaft owes them DEM 622 thousand. Currently it is not possible to predict the decision of the Austrian Courts.

Based on legal opinion the directors are confident that no losses will be incurred in respect of this litigation, there will be no material legal costs and thus no provision should be recognised.

Lawsuit against the Tax Office Bratislava II

On 16 June 2002, Slovnaft filed a suit with the Supreme Court of Slovak Republic against the Tax Office Bratislava II. Slovnaft's suit requests a review of decisions the Tax Office made on the basis of a repeated tax control in Slovnaft, a.s. a legal successor of Slovnaft Trade,a.s. .Slovnaft Trade, a.s. merged with Slovnaft, a.s. on 31 December 2001. The suit requests that the court suspend enforcement of the Tax Office's decisions while the suit is pending.

After the tax control, the Tax Office in April 2002 imposed the following because of "falsified exports" undertaken by several customers of Slovnaft Trade in 1998.:

- additional excise tax of Sk 145 million for 1998;
- a penalty of Sk 145 million
- additional V.A.T. of Sk 55 million; and
- an increase of V.A.T. of Sk 28 million.

Slovnaft appealed this decision on the basis that an inappropriate entity had requested the repeated control and the findings were insufficiently supported. Since Slovnaft was not in breach of any of its obligations, it argued that it should not be sanctioned. The appeal was rejected and the Tax Directorate confirmed the Tax Office's decision.

Because of the suit, the Supreme Court decided on 18 September 2002 to suspend enforcement of the disputed decisions until it ruled on the suit.

According to the legal opinion dated October 2002, it was expected that the contested decision would be nullified and the court would order the Tax Office to reconsider the control findings.

On 27 February 2003, the Supreme Court held a hearing regarding the suit. The court rejected Slovnaft's suit against the Tax Office. The court will send Slovnaft a written conclusion of the ruling, which will explain the court's decision.

However, Slovnaft has the right to appeal the Supreme Court's ruling and will do so.

Therefore, the legal status of this matter remains unchanged: the decision to suspend enforcement of the Tax Directorate's decision is still valid, because the Supreme Court's ruling is not yet final.

Based on legal opinion the directors are confident that no losses will be incurred in respect of this litigation, there will be no material legal costs and thus no provision should be recognised.

27 Commitments and contingencies (continued)

Capital commitments

At 31 December 2002 capital expenditure of Sk 1,253 million (31 December 2001: Sk 108 million); had been committed under contractual arrangements.

28 Shareholders structure

Major shareholders of Slovnaft, a.s. are:

(percentage shareholding)	31 December 2002	31 December 2001
MOL Hungarian Oil and Gas Plc.	**36.2**	36.2
Slovintegra, a.s.	**28.7**	28.7
EBRD	**8.4**	-
Bank of New York	**-**	8.4
Všeobecná úverová banka a.s.	**-**	4.3
Slovbena, a.s.	**2.9**	2.9
Istrobanka a.s.	**-**	2.5
Other	**21.8**	17
Other individuals	**2.0**	-
	100	100.0

During year 2002 the European Bank for Reconstruction and Development (EBRD) acquired directly ownership of 8.4 % of Slovnaft shares previously owned indirectly through Depository Receipts held by the Bank of New York .

On 23 November, 2002, MOL signed a definitive agreement to gain control of Slovnaft. MOL and Slovak companies Slovbena and Slovintegra ("SISB") have signed a definitive agreement for the purchase of a 31.6% stake of Slovnaft. Through this acquisition, MOL increases its interest in the Slovnaft, a.s. to 67.8%.

Under the terms of the agreement, MOL will acquire 6.5 million Slovnaft shares in exchange for USD 85mm cash payment and 984,000 MOL Class A shares (1% of existing share capital) and 9,817,578 newly issued MOL Class C shares. The Class C shares will be issued at closing of the transaction in the framework of a private placement, at an issue price of HUF 6,000 per share. These shares will have a nominal value of HUF 1,000 per share and identical rights with Class A shares.

The closing of the transaction is subject to approval of the Slovak Anti-Monopoly Office and the Hungarian Competition Office together with fulfilment of other customary conditions precedent. At the date of the approval of these financial statements a formal, valid decision of the Slovak Anti-Monopoly Office was not issued. The Hungarian Competition Office has already issued consent to the transaction.

29 Related party transactions

Transactions during the period and balances outstanding at the end of the year with related parties comprise:

(in millions of Slovak crowns)	Year ended 31 December 2002	Year ended 31 December 2001
Sales		
Proxar Slovakia Internationale Spedition, a.s.	333	1,436
Slovbena, a.s.	-	33
MOL Hungarian Oil and Gas Plc.	1,649	1,174
MOL Austria Handels GmbH	8,062	-
MOL CHEM Ltd	331	-
Real – H.M., s.r.o.	620	-
MOL Hungarian Oil and Gas Plc. via Proxar Slovakia Internationale Spedition, a.s.	-	134
Coinco a.s.	35	244
	11,030	3,021
Purchases		
Proxar Slovakia Internationale Spedition, a.s.	19	488
MOL Hungarian Oil and Gas Plc.	1,845	1,679
Coinco, a.s.	4	44
	1,868	2,211
Directors and key management		
Remuneration for services as directors and key management	36	34
	31 December 2002	31 December 2001
Receivables		
Coinco, a.s.	-	15
Proxar Slovakia Internationale Spedition, a.s.	-	1
MOL Hungarian Oil and Gas Plc.	255	736
MOL Austria Handels GmbH	731	-
MOL CHEM Ltd	9	-
Real – H.M., s.r.o.	30	-
HTH Benelux BV	-	92
Amounts due from Group undertakings accounted for on an equity basis	30	54
	1,055	898
Payables		
Coinco, a.s	-	1
MOL Hungarian Oil and Gas	82	54
Proxar Slovakia Internationale Spedition, a.s.	-	24
Amounts due to Group undertakings accounted for on an equity basis	82	170
	164	249

Slovnaft, a.s. management believes that the trading terms with these companies are/were not substantially different from normal commercial terms provided by/to other companies.

No loans have been provided to the Directors.

30 Post balance sheet events

The Company was informed by the responsible Regional Court in Bratislava that on 14 March, 2003 the minority shareholder Securities (Slovakia) Bratislava has filed a request to declare invalid the Extraordinary General Meeting of Slovnaft a.s. conducted at 17 December, 2002

No other events have occurred after 31 December 2002 that would require adjustment to, or disclosure in the financial statements.